Form 40-F/A
period 2002-12-31
CANADA LIFE FINANCIAL CORP
filed 2003-05-20
CIK 1123266

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Post-Effective Amendment No. 1 to
Form 40-F

[Check one]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002        Commission File Number1-15116

Canada Life Financial Corporation
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable)

Toronto, Ontario, Canada
(Province or other jurisdiction of incorporation or organization)

N/A
(Primary Standard Industrial Classification Code Number (if applicable)

25-1862881
(I.R.S. Employer Identification Number (if applicable)

330 University Avenue, Toronto, Ontario, M5G 1R8 (416) 597-1440
(Address and telephone number of Registrant’s principal executive offices)

Canada Life Financial Corporation
United States Home Office
6201 Powers Ferry Road
N.W. Atlanta, Georgia 30339
(770) 953-1959

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

☐   Annual information form      ☑   Audited annual financial statements

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

Yes   ☐     No   ☑

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes   ☑     No   ☐

EXHIBITS
CONTROLS AND PROCEDURES
SIGNATURES
Management Proxy Circular
Form of Proxy
Confirmation of Mailing

EXHIBITS

Renewal Annual Information Form*	99.1
Audited Financial Statements for year ended December 31, 2002*	99.2
Management’s Discussion and Analysis*	99.3
Consent of Appointed Actuary*	99.4
Consent of Independent Auditors*	99.5
Sarbanes Oxley Act of 2002 Section 906 Certificate*	99.6
Press Release, dated March 28, 2003*	99.7
Annual Report, 2002† (hard copy to be sent via mail)	99.8
Management Proxy Circular†	99.9
Form of Proxy†	99.10
Confirmation of Mailing†	99.11

*Previously filed

†Filed herewith

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

Registrant	Canada Life Financial Corporation

By (Signature and Title)	/s/ Roy W. Linden

Roy W. Linden Corporate Secretary & Chief Compliance Officer

Date	May 20, 2003